Filed by Liberty Interactive Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to
Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: Liberty Interactive Corporation
Commission File No.: 001-33982

Excerpts from the Transcript and Slide Show Presentation of
the QVC Investor Meeting held on May 24, 2012

1. Excerpts from the Transcript

Gregory B. Maffei, President & Chief Executive Officer

[O]n February 23, we announced that Liberty Interactive was going to become two tracking stocks: Liberty Interactive, which we trade under LINTA and LINTB as it has, and Liberty Ventures. And for each share of Liberty Interactive, you get 1/20 of a share of Liberty Ventures or a 20-for-1 reverse split. And we’re in the process of doing that. We filed our amended S-4 this week. We are seeking a shareholder vote, which we anticipate to have in early July, and then we’ll close soon thereafter. We will not require an IRS ruling. So we’re well in process, we think, and we’ve had, as I said, good work with the SEC.

Some of you have asked why we are going back into tracker land. And our logic and rationale we hope that proves to bear fruit is that this will increase transparency and investor choice, providing investors who want to have an opportunity to invest in a focused Liberty Interactive around video and e-commerce, providing greater clarity and focus around our video and e-commerce assets and businesses, highlighting the operations and businesses that we have therein and the financial strength of those, simplifying our story in Liberty Interactive, better aligning us for people who look at retail and e-commerce, better aligning us for a purer comparison, and isolating the complexity that is inherent in Liberty Interactive into Ventures.

At Ventures, we hope to highlight some of the investments we have that are not significant within the context of Liberty Interactive today to become meaningful inside Ventures. We think it’s the same pitch that we have with Liberty Capital to bet on management, of Liberty’s ability to over time clarify, reduce the discount, simplify, and create value. We obviously have some tax advantages inside Liberty Ventures which are complicated. We think that certain investors will appreciate an opportunity to invest in those and others will prefer to be isolated from those. As always, we look, when we have this clarity to be able to raise capital more efficiently at either entity. And we think the tracking stock structure maintains tax efficiency.

So just to highlight for one second, I think as most of you know, the major assets inside of Liberty Interactive will be QVC, which we’re here to talk about primarily today; our e-commerce companies, which are the specialized niche e-commerce companies that we have; our 34% interest in HSN; and cash of approximately $0.5 billion. And I say approximately because it depends on what we draw on the revolving credit facility and what cash we earn between now and close.

On the liability side, we’ll have the $2 billion of bonds that are at QVC today. We’ll have our $2 billion revolving credit facility, of which we expect somewhere about $1.4 billion will be drawn. And we’ll have the senior notes that are up at the Liberty Interactive level that we call our straight debt, the $309 million issue, the $287 million issue, and the $504 million issue.

Everything else will go into Ventures. And by that we mean our non-consolidated assets you can see here, AOL, Expedia, Interval, Time Warner, Time Warner Cable, Lending Tree, TripAdvisor, and the small amount of green investments we’ve done today in things like a leveraged lease in a wind facility and a coal transformation plant which reduces nitrous oxide to mercury, and cash of about $1.6 billion. Obviously, that cash value is moving around depending on how we settle out on some of these assets. We had originally thought we would go out with about $1.25 billion. But as we’ve made credit liquidity events [at] TripAdvisor, we’ve increased the amount of cash that will be there. On the other side, with all the exchangeable debentures, many of which have favorable tax characteristics that we talk about and have a degree of complexity, so we tried to isolate all the complex assets, non-consolidated assets that are not core to our e-commerce efforts and all the debt that is complicated into this one venture.

People have asked about our subscription rights offering that we’ve talked about with this. And the goal first of this is to raise incremental capital for Ventures. Why do you care, why should you care as potentially a Liberty Interactive investor in Ventures capitalization? Because they are tracking stock, both parts are liable for the debt. We want to ensure that Ventures is well capitalized to be able to handle its obligations as they come due and never need to rely on Interactive. We believe that is the case as we built cash at Ventures. But by funding incremental cash to this rights offering, we hope to ensure that.

And as we’ve talked about, we expect that you’ll have one subscription right for every three shares of Liberty Ventures as that tracking stock is distributed. These rights will give you a subscription price, the right to buy the stock of Liberty Ventures at a 20% discount to the . . . first 20 days of trading stock price, the VWAP [Volume Weighted Average Price] over those first 20 trading days. And as that becomes traded, we’ll know the rights will become traded. The rights offerings expire 20 days after the price is set, and you’ll have the opportunity to buy more stock if you so choose or sell the rights. As I mentioned, really this is not only to fund the business opportunities but ensure adequate capitalization at Ventures and be able to handle its debt.

Now we think both of these sides will be very well capitalized, and in particular Liberty Interactive given its revolving credit facility, its relatively low leverage, and the continued free cash flow it has been generating, we expect it will generate, should have an opportunity to have major share repurchase. That has been our strategy at Liberty Interactive. I expect that will continue to be our strategy at Liberty Interactive. We will go out and look for incremental e-commerce opportunities. We’ll look to do other things. But first and foremost, I expect we’ll be repurchasing stock. This chart shows how much stock we have bought back. And you can see that we’ve driven down the share count substantially. And I said I expect we’re going to continue to drive it down.

2. Excerpts from the Slide Show Presentation

Liberty Interactive Recapitalization

•                  Announced 2/23

•                  Liberty Interactive will become two tracking stocks

•                  Liberty Interactive — LINTA/LINTB

•                  Liberty Ventures — LVNTA/LVNTB

•                  1 share of Liberty Ventures for every 20 shares of Liberty Interactive stock

•                  Process

•                  Filed amended S-4 with the SEC on 5/21

•                  Shareholder vote and meeting required, will not require IRS ruling

•                  Anticipate closing July

Liberty Interactive Recapitalization Rationale

•                  Increases transparency and investor choice

•                  Liberty Interactive

•                  Increases focus/clarity on Liberty Interactive as video and eCommerce operating business

•                  Highlights operations and financial strength of these businesses

•                  Further simplifies story

•                  Better aligns Liberty Interactive with retail, eCommerce comp universe

•                  Isolates complexity discount to Liberty Ventures

•                  Liberty Ventures

•                  Better highlights investments at Liberty Ventures that were previously overlooked because of the size of QVC

•                  Liberty Ventures is similar to Liberty Capital, bet on management’s ability to

•                  Tax efficiently monetize investments

•                  Make attractive investments

•                  Better capital raising prospects at both tracking stock groups

•                  Tracking stock structure maintains tax efficiency

Liberty Interactive Tracking Stock Group

•                  Assets

•                  QVC

•                  eCommerce companies

•                  34% interest in HSN

•                  Cash of ~$0.5b(1)

•                  Liabilities

•                  QVC Debt

•                  $2b of bonds

•                  $2b bank credit facility, expected balance of $1.3 - 1.5b at closing

•                  Senior Notes

•                  $309m 5.7% due 2013

•                  $287m 8.5% due 2029

•                  $504m 8.25% due 2030

(1) Cash from various sources including cash on hand, cash from operations and proceeds from QVC bank credit facility. Expected balance of QVC bank credit facility at closing of $1.3-1.5 billion.

Liberty Ventures Tracking Stock Group

•                  Assets

•                  Non-consolidated assets primarily consisting of interests in(1):

•                  AOL — $52m

•                  Expedia(2) — $1.4b

•                  Interval — $301m

•                  Time Warner — $781m

•                  Time Warner Cable — $423m

•                  Tree — $24m

•                  TripAdvisor — $1.1b

•                  Green investments

•                  Cash of ~$1.59b(3)

•                  Liabilities

•                  Exchangeable debentures

•                  $1,138m 3.125% due 2023 — TWX / TWC / AOL(4)

•                  $469m 4% due 2029 — S/CTL

•                  $460m 3.75% due 2030 — S/CTL

•                  $484m 3.5% due 2031 — MMI/MSI

•                  $414m 3.25% due 2031 — V/CBS

(1)          Market values based on 5/10/2012 closing prices

(2)          Liberty Interactive has entered in to a forward sale contract with respect to 12 million shares of Expedia. The $1.4 billion market value of Expedia includes the shares subject to the forward contract.

(3)          Cash from various sources including cash on hand, cash from operations, proceeds from the sale of 8.45 million TripAdvisor shares, and proceeds from QVC bank credit facility. Expected balance of QVC bank credit facility at closing of $1.3-1.5 billion.

(4)          Put exercisable 3/30/2013.

Liberty Ventures Subscription Rights Offering

•                  Dividend ratio: 1 subscription right for every 3 shares of Liberty Ventures tracking stock distributed

•                  Subscription price: 20% discount to the 20 trading day VWAP of the Liberty Ventures tracking stock

•                  Timing

•                  Rights offering commences — once subscription price is determined and announced

•                  Rights become publically traded

•                  Rights offering expires — 20 trading days following commencement

•                  Use of proceeds: Raise capital for investments in new business opportunities to be attributed to Liberty Ventures

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Forward Looking Statements

The foregoing transcript and slide show presentation include certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about financial guidance, business strategies, market potential, future financial performance, the proposed creation of the Liberty Ventures tracking stock and the related rights offering and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, possible changes in market acceptance of new products or services, competitive issues, regulatory matters affecting our businesses, continued access to capital on terms acceptable to Liberty and the satisfaction of the conditions to the proposed creation of the Liberty Ventures tracking stock and the related rights offering. These forward looking statements speak only as of the date of the presentation, and Liberty expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty, including the most recent Forms 10-Q and 10-K, for additional information about Liberty and about the risks and uncertainties related to Liberty’s business which may affect the statements made in this presentation.

Additional Information

Nothing in the foregoing transcript or slide show presentation shall constitute a solicitation to buy or an offer to sell shares of Liberty’s proposed new tracking stock or Liberty’s existing common stock. The offer and sale of shares of the proposed tracking stock will only be made pursuant to an effective registration statement. Liberty stockholders and other investors are urged to read the registration statement filed with the SEC, including the preliminary proxy statement/prospectus contained therein, because they contain important information about the issuance of shares of the proposed tracking stock. Copies of Liberty’s SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5408.

Participants in a Solicitation

The directors and executive officers of Liberty and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals relating to the approval of the issuance of the new tracking stock. Information regarding the directors and executive officers of Liberty and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials to be filed with the SEC (a preliminary filing of which has been made with the SEC).